1-00035

02040750

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Elano Corporation 401(k) Savings Plan
2455 Dayton-Xenia Road
Dayton, OH 45434-7199

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Corporation 401(k) Savings Plan

By: Andrea Hughes
Name: Andrea Hughes
Title: Business Team Leader – Human Resources

Date: 6/26/02

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

KPMG

345 Park Avenue
New York, NY 10154

Exhibit 23

Elano Corporation 401(k) Savings Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 26, 2002, relating to the statement of net assets available for plan benefits of the Elano Corporation 401(k) Savings Plan as of December 31, 2001 and 2000 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2001 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Elano Corporation 401(k) Savings Plan.

KPMG LLP

June 26, 2002

KPMG

ELANO CORPORATION 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

ELANO CORPORATION 401(k)
SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

Index

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of the
Elano Corporation 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Elano Corporation 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Corporation 401(k) Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) - December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 26, 2002

ELANO CORPORATION 401(k)
SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments at fair value (note 3):			
Cash and cash equivalents	$	117,192	85,244
Common stock		1,716,867	1,528,248
Mutual funds		2,090,974	1,935,967
Pooled investment fund		242,451	189,320
Participant loans		269,429	215,137
Total investments		4,436,913	3,953,916
Receivables:			
Participant contributions		13,132	12,400
Accrued interest and dividends		8,020	5,702
Total receivables		21,152	18,102
Total assets		4,458,065	3,972,018
Liabilities:			
Payable for investments purchased		16,968	—
Net assets available for plan benefits	$	4,441,097	3,972,018

See accompanying notes to financial statements.

ELANO CORPORATION 401(k)
SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

Additions to net assets attributed to:		
Investment income (loss):		
Net depreciation in the fair value of investments (note 3)	$	(464,488)
Dividends		85,502
Interest		24,907
Total investment loss		(354,079)
Contributions:		
Participant		825,096
Rollovers		133,418
Total contributions		958,514
Total additions		604,435
Deductions from net assets attributed to:		
Benefits paid to participants		(132,956)
Administrative expenses		(2,400)
Total deductions		(135,356)
Net increase		469,079
Net assets available for plan benefits at:		
Beginning of year		3,972,018
End of year	$	4,441,097

See accompanying notes to financial statements.

ELANO CORPORATION 401(k)
SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Plan Description

The following brief description of the Elano Corporation 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of Elano Corporation (the Company), whose ultimate parent is General Electric Company (GE), who have been credited with at least ninety days of service. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974, as amended (ERISA).

Contributions

Participants are permitted to defer up to 6% of their pre-tax compensation subject to limitations imposed by law. The Company may, at its discretion, make contributions to the Plan. There were no Company contributions in 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, and a proportionate share of the Company's contribution, if any, and the Plan's earnings or losses. Allocations are based on participant's earnings or average account balances, as provided in the Plan Document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available.

GE Common Stock – This fund invests primarily in General Electric Company (GE) common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

GE Aggressive Allocation Fund – This fund seeks capital appreciation. The fund primarily invests in underlying GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Moderate Allocation Fund – This fund seeks capital growth with a moderate level of current income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Conservative Allocation Fund – This fund seeks growth and income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

(Continued)

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

GE Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Participant Loans

Participants may borrow from their account balance a minimum of $1,000 up to maximum equal to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan Administrator and the borrower, but such period may in no event exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct or substantially rehabilitate a principal residence, for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Vesting

Participants are fully vested in their contributions to the Plan and earnings thereon. The Plan provides for participants to be 20% vested in employer contributions after completion of three years of service, plus an additional 20% for the completion of each year of service during the following four years. Forfeitures are used to reduce future employer contributions. There were no forfeitures in 2001.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account balance in either a lump-sum amount, or annual installments (including interest) over a ten-year period. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account balance as a lump-sum distribution or maintain his or her vested interest within the Plan.

(Continued)

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are value at quoted market prices. Shares of pooled investment funds are stated at fair value, which represent the net asset value of shares held by the Plan as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan year end. All participants loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an equity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2000 and there was no material impact on the Plan's financial statements.

(Continued)

(3) Investments

The Plan's investments are held in a trust by State Street Bank and Trust Company. Investments that represent 5% or more of the Plan's net assets as of the end of the plan year are as follows:

		2001	2000
GE Common Stock	$	1,716,867	1,528,248
GE Aggressive Allocation Fund		693,862	605,262
GE Moderate Allocation Fund		230,940	216,267
GE U.S. Equity Fund		792,857	806,005
GE Stable Income Fund		242,451	—

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds and a pooled investment fund. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

During 2001 the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value as follows:

GE common stock		(282,363)
Mutual funds	$	(194,371)
Pooled investment funds		12,246
	$	(464,488)

(4) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 17, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

(5) Plan Termination

Although it has not expressed any intention to terminate the Plan, the Plan sponsor has the right under the Plan to do so subject to the provisions of ERISA. In the event of termination, or partial termination, benefits would be payable under the terms of the Plan to all participants based on their fully vested account balances.

(6) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (a State Street Bank and CitiGroup Company) which is party to a joint service agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan Sponsor.

Certain investments of the Plan are shares of mutual funds advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain of the investments of the Plan are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also custodian of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(Continued)

Supplemental Schedule

ELANO CORPORATION 401(k)
SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue	Description of Investment	Number of shares		Current value
* State Street Short-term Investment Fund	Cash and cash equivalents		$	117,192
* GE Company	Common stock	42,836		1,716,867
* GE Aggressive Allocation Fund	Mutual fund	68,293		693,862
* GE Moderate Allocation Fund	Mutual fund	23,857		230,940
* GE Conservative Allocation Fund	Mutual fund	5,291		50,953
* GE U.S. Equity Fund	Mutual fund	29,278		792,857
* GE International Equity Fund	Mutual fund	10,233		131,188
* GE Fixed Income Fund	Mutual fund	15,709		191,174
* GE Stable Income Fund	Pooled investment fund	233,113		242,451
* Participant loans	89 loans to participants with interest rates from 5.75% to 10.50%			269,429
			$	4,436,913

* Party in interest as defined by ERISA.

See accompanying independent auditors' report.